UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88023U101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Tempur Sealy International, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1000 Tempur Way, Lexington, Kentucky 40511.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)
H Partners Management, LLC, a Delaware limited liability company (“H Partners Management”), as investment manager of the Funds (as defined below) and a certain managed account (the “H Partners Account”);

(ii)	H Partners, LP (“H Partners LP”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	H Partners Capital, LLC, a Delaware limited liability company (“H Partners Capital”), as the general partner of H Partners LP;

(iv)	Rehan Jaffer, a United States citizen, as the managing member of H Partners Management and H Partners Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: The Reporting Persons previously filed on Schedule 13G with respect to the securities of the Issuer and are now hereby converting their filing to this Schedule 13D. The initial Schedule 13G was filed with the Securities and Exchange Commission on December 4, 2012 (the “Initial 13G”) and subsequently amended on February 14, 2013, August 2, 2013 and February 14, 2014.

(b)           The principal business address of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York, 10019.

(c)           The principal business of H Partners LP is serving as a private investment fund.  The principal business of H Partners Capital is serving as the general partner of H Partners LP.  The principal business of H Partners Management is acting as investment manager of H Partners LP and H Offshore Fund Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Offshore Fund” and together with H Partners LP, the “Funds”) and the H Partners Account. The principal occupation of Mr. Jaffer is as the managing member of H Partners Management and H Partners Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 88023U101

(f)           Mr. Jaffer is a citizen of the United States of America.  The place of organization of each of the Reporting Persons other than Mr. Jaffer is included in Item 2(a) above and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by H Partners LP and the Offshore Fund and the Shares held in the H Partners Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,642,500 Shares beneficially owned by H Partners LP is approximately $137,817,985, excluding brokerage commissions.  The aggregate purchase price of the 1,367,700 Shares beneficially owned by the Offshore Fund is approximately $59,531,778, excluding brokerage commissions.  The aggregate purchase price of the 1,064,800 Shares held in the H Partners Account is approximately $45,016,751, excluding brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons have engaged in communication with the Issuer and may continue to engage in communications with the Board of Directors of the Issuer regarding the poor performance of the Issuer, and may make proposals to the Issuer concerning changes to the capitalization, ownership structure, management, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, engaging in discussions with stockholders and others about any of the foregoing of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,911,033 Shares outstanding as of November 4, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

CUSIP NO. 88023U101

A.	H Partners Management

(a)
As of the close of business on February 9, 2015, H Partners Management, as the investment manager, may be deemed the beneficial owner of 6,075,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 9.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,075,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,075,000

(c)	The transactions in the Shares by H Partners Management through the H Partners Account and by the Funds during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	H Partners LP

(a)	As of the close of business on February 9, 2015, H Partners LP beneficially owned 3,642,500 Shares.

Percentage: Approximately 5.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,642,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,642,500

(c)	The transactions in the Shares by H Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	H Partners Capital

(a)	H Partners Capital, as the general partner of H Partners LP, may be deemed the beneficial owner of the 3,642,500 Shares owned by H Partners LP.

Percentage: Approximately 5.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,642,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,642,500

(c)
H Partners Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by H Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 88023U101

D.	Rehan Jaffer

(a)
Rehan Jaffer, as the managing member of H Partners Management and H Partners Capital, may be deemed the beneficial owner of 6,075,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 9.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,075,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,075,000

(c)
Rehan Jaffer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by the Funds and on behalf of the H Partners Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.  Other than H Partners LP, none of the other individual Funds beneficially own a number of Shares representing more than 5% of the outstanding Shares of the Issuer.

(d)	No person other than the Reporting Persons and the Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among H Partners Management, LLC, H Partners, LP, H Partners Capital, LLC and Rehan Jaffer, dated February 9, 2015.

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

CUSIP NO. 88023U101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

H PARTNERS, LP

Purchase of Common Stock*	19,400	54.0000	12/17/2014
Sale of Common Stock*	(125,000)	54.9100	01/02/2015

H OFFSHORE FUND, LTD.

Sale of Common Stock*	(25,000)	53.8988	12/17/2014
Purchase of Common Stock*	150,000	54.9100	01/02/2015

H PARTNERS MANAGEMENT, LLC
(Through the H Partners Account)

Purchase of Common Stock*	5,600	54.0000	12/17/2014
Sale of Common Stock*	(25,000)	54.9100	01/02/2015

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* Indicates rebalance trades.